UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Coronado Biosciences, Inc.
(Name of Issuer)

$0.001 par value Common Stock
(Title of Class of Securities)

21976U109
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Hillel A. Gross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-1,411,146-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-1,411,146-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-1,411,146-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.585% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a)	Name of Issuer:

Coronado Biosciences, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

15 New England Executive Park, Burlington, MA 01803

Item 2(a)	Name of Persons Filing:

Hillel A. Gross

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

Cozen O’Connor c/o Lester Lipschutz 1900 Market Street Philadelphia, PA 19103

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

$0.001 par value Common Stock

Item 2(e)	CUSIP Number:

21976U109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: Mr. Gross may be deemed the beneficial owner of 1,411,146  shares. Beneficial ownership consists of voting and dispositive power over (i) 411,146  shares owned by the Linsday A. Rosenwald 2000 Family Trusts, for which Mr. Gross is the trustee, (ii) 720,000 shares owned by the Linsday A. Rosenwald 2000 Irrevocable Trust, for which Mr. Gross is the investment and distributive adviser, (iii) 100,000  shares owned by Linsday A. Rosenwald Rhode Island Irrevocable Indenture of Trust, for which Mr. Gross is the  investment and distributive adviser, (iv) 100,000  shares owned by Linsday A. Rosenwald Nevada Irrevocable Indenture of Trust, for which Mr. Gross is the investment and benefit trustee, and (v) 80,000  shares owned by Linsday A. Rosenwald Alaska Irrevocable Indenture of Trust, for which Mr. Gross is the investment and benefit trustee. Mr. Gross disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Gross is the beneficial owner of these securities.

(b)	Percent of class: 7.585% (1)

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -1,411,146-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -1,411,146-

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Explanatory Notes:

(1)	Percentage ownership is based on the Issuer having 18,604,245 shares outstanding as of December 31, 2011 based upon information provided by Issuer.

SIGNATURE
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 13, 2012

/s/ Hillel A. Gross
(Signature)

Hillel A. Gross
(Name/Title)

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)